UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
			     (Amendment No. 4)*


          		   MFS CHARTER INCOME TRUST
                                (Name of Issuer)

                           SHARES BENEFICIAL INTEREST
                         (Title of Class of Securities)

                                   552727109
                                 (CUSIP Number)


           Relative Value Partners Group, LLC, 1033 Skokie Blvd, Suite 470
		       Northbrook, IL 60062, 847-513-6300
		(Name, Address and Telephone Number of Person
		Authorized to Receive Notices and Communications)

				July 26, 2017
	  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note:

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552727109	 	13D

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1.	NAMES OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	Relative Value Partners Group, LLC  TIN 47-4067697
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2.	 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)
(a)    [ ]
(b)    [ ]
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CUSIP No. 552727109	 	13D	 	Page 2 of 5 Pages

3.	 SEC USE ONLY

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4. 	SOURCE OF FUNDS (see instructions)

	OO
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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)     [ ]
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6. 	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 	7.	SOLE VOTING POWER: 3,326,438

 	8.	SHARED VOTING POWER: 0

 	9.	SOLE DISPOSITIVE POWER: 3,326,438

 	10. 	SHARED DISPOSITIVE POWER: 0
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11. 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,326,438
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12. 	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see instructions)    [ ]
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13. 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.11%
-------------------------------------------------------------------------------
14. 	TYPE OF REPORTING PERSON (see instructions)

	IA
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This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") is being filed on behalf of the Reporting Person to amend the Schedule 13D related to the Shares of the Issuer previously filed by the Reporting Person with the Securities and Exchange Commission on June 9, 2017 (the "Original Schedule 13D" as amended, the "Schedule 13D"). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Original Schedule 13D. Except as specifically provided herein, each Item of the Original Schedule 13D remains unchanged.

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Item 4.  Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

This Amendment No. 4 is being filed to disclose a change in the Reporting Person's intent status. The Reporting Person is no longer seeking to control or influence the Issuer but retains shares for investment purposes only.
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

CUSIP No. 552727109	 	13D	 	Page 3 of 5 Pages

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Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The following disclosures are based on 46,796,654 outstanding Shares of the Issuer, as originally reported by Bloomberg and as modified by Issuer press releases, as of July 26, 2017 the date upon which the Reporting Person became required to file this statement:

(a) The Reporting Person owns 3,326,438 Shares, representing approximately 7.11% of the outstanding Shares of the Issuer.

(b) The Reporting Person has sole power of these shares to vote or direct the vote, or dispose or to direct the disposition.

CUSIP No. 552727109	 	13D	 	Page 4 of 5 Pages
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(d) To the knowledge of the Reporting Person, other than described in this
Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares owned by it.

(e) Not applicable.

CUSIP No. 552727109	 	13D	 	Page 5 of 5 Pages
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Item 7.  Material to Be Filed as Exhibits.

There are no exhibits to be filed with this 13D amendment.



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				    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


			 Relative Value Partners Group, LLC


                                  AUGUST 2, 2017
	                  -------------------------------
	                              DATE


	                        /s/ MAURY FERTIG
                          -------------------------------
                                    SIGNATURE


	                   MAURY FERTIG/MANAGING MEMBER
	                 --------------------------------
	                           NAME/TITLE